           SEC FILE NUMBER: 000-26898        CUSIP NUMBER: 640919106
                                                           640919114


                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

                                  (Check One):
 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-Sar

For Period Ended:  March 31, 1996

[    ]   Transition Report on Form 10-K
[    ]   Transition Report on Form 20-F
[    ]   Transition Report on Form 11-K
[    ]   Transition Report on Form 10-Q
[    ]   Transition Report on Form N-SAR

For the Transition Period
Ended:_______________________________________________________
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________
_______________________________________________________________________________
_______________________________________________________________________________
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PART I - REGISTRANT INFORMATION

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Full Name of Registrant (Former Name if Applicable)
     MacGregor Sports & Fitness, Inc

Address of Principal Executive Office (Street and Number)
     8100 White Horse Rd.

City, State and Zip Code
Greenville, SC  29611

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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box if appropriate)

[ x ]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]    (b)     The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ x ]    (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

The Company initially filed Form 14A with the Securities and Exchange Commission March 25, 1996, and subsequently filed amendments May 7 and June 4. The Company plans to file another amendment June 17 and therefore requests the five-day extension in order to receive comments thereon. The April 30, 1996 financials are included in the June 4 amendment and in the amendment to be filed June 17.

Two of the major issues in the filing are:

1. The sale of the rights to use the MacGregor trademark and various related trademarks (the "MacGregor Rights") held by MacGregor Sports & Fitness's ("MSF") wholly-owned subsidiary MacGregor Sports Products, Inc. ("MSP"), to Hutch Sports U.S.A. Inc. ("Hutch"), a subsidiary of Roadmaster Industries, Inc. ("Roadmaster").

2. The execution and delivery of the attached Agreement and Plan of Merger, as amended (the "Merger Agreement"), between MSF, MG Acquisition Subsidiary, Inc., a Minnesota Corporation, a newly-formed, wholly-owned subsidiary of MSF ("Subsidiary" or "MG"), and IntraNet Integration Group, Inc. (formly known as Technical Publishing Solutions, Inc.), a Minnesota Corporation ("TSPI"), pursuant to which Subsidiary shall be merged (the "Merger") with and into TPSI, with TPSI as the surviving corporation and as a wholly-owned subsidiary of MSF.

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PART IV:

OTHER INFORMATION:


     (1) Name and telephone number of person to contact in regard to this notification.

               Barry Hollander                       864          294-5370
                   (Name)                        (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [x] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [x] Yes     [ ] No

         If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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(3)               THREE MONTHS ENDED             NINE MONTHS ENDED
                       APRIL 30                      APRIL 30
                1996             1995        1996                1995
                ----             ----        ----                ----

Revenues        -0-           $ 129,931        -0-            $  450,450
Net Loss    $(1,468,421)      $(130,205)   $(2,953,874)       $ (368,516)


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The main reasons for the increases in the losses were the write-down of MacGregor trademark costs of $1,200,000, reducing the carrying value of such trademarks to $2,932,880, which is the approximate sale price to Hutch of the MacGregor Rights. Additionally, expenses were recorded in the quarter ended April 30, 1996 of $1,090,400 for services provided in connection with the merger with TPSI as discussed above.


                       MACGREGOR SPORTS & FITNESS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 15, 1996
        By: /s/Barry Hollander
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           Barry Hollander

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

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                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

         4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.